Exhibit 3.30.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF FORMATION

OF

SEA-LOGIX, LLC.

This Certificate of Amendment of the Certificate of Formation of Sea-Logix, LLC. (the “limited liability company”), is being duly executed and filed by the undersigned, pursuant to the Section 18-202 of the Delaware Limited Liability company Act.

FIRST: The name of the limited liability company is Sea-Logix, LLC..

SECOND: The Certificate of Formation is hereby amended to change the name of the limited liability company. To effect the foregoing, Paragraph 1 of the Certificate of Formation is hereby amended to read in its entirety as follows:

“1. The name of the limited liability company is: Sea-Logix, LLC

IN WITNESS WHEREOF, the undersigned, has executed this Certificate of Amendment to the Certificate of Formation this 7th day of July, 2004

SEA-LOGIX, LLC,

By:	Horizon Lines, LLC,
Its	Member

By:	/s/ Robert S. Zuckerman
Name: Robert S. Zuckerman
Title: AUTHORIZED PERSON